UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                         For the month of December 2004

                        Commission File Number: 001-31368

                                 SANOFI-AVENTIS
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]             Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]                             No [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  82-________


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         On December 15, 2004, Sanofi-Aventis (formerly known as
Sanofi-Synthelabo) announced the following financial calendar:


SANOFI-AVENTIS FIRST HALF 2005  FINANCIAL CALENDAR

JANUARY 26, 2005 - sanofi-aventis' Fourth Quarter and Full-Year 2004 Sales release.

MARCH 1, 2005 - sanofi-aventis' 2004 Full-Year Results. Analyst / Investor meeting in Paris.

MARCH 21, 2005 - Analyst / Investor Meeting in New York.

MAY 13, 2005 - sanofi-aventis' 2005 Quarter first sales and earnings release.

The financial calendar for the rest of the year will be communicated subsequently.

All above will be broadcast live at www.sanofi-aventis.com.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: December 16, 2004                   SANOFI-AVENTIS


                                           By:   /s/ Jean-Claude Leroy
                                              ----------------------------------
                                              Name:  Jean-Claude Leroy
                                              Title: Senior Vice President &
                                                     Chief Financial Officer